Filed by Macrovision Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Macrovision Corporation (Commission File No. 000-22023),

Gemstar-TV Guide International, Inc. (Commission File No. 0-24218), and

Macrovision Solutions Corporation (Registration No. 333-148825)

On Friday, February 8, 2008, Gemstar-TV Guide International, Inc. posted the following Questions and Answers on its intranet:

1)	Topic – Benefits

a.	Q: If employees have opted out of Gemstar’s insurance plan for 2008 to switch over to their spouse’s policy, is Macrovision going to pay Gemstar employees money for opting out? When would this go into effect?

A: Whatever date Macrovision determines is appropriate to merge the benefit plans is when Gemstar-TV Guide employees would be eligible to “opt out” and start receiving the monthly benefit of opting out. It is not yet known if this will happen within one quarter of the close of the transaction or by the end of the year. We will keep employees informed as we learn more about the timing.

b.	Q: AETNA vs. Blue Cross in MA: The TV Guide office in Bedford, Massachusetts, unlike the rest of Gemstar-TV Guide, uses Blue Cross Blue Shield of Massachusetts (BCBSMA). In 2002, Gemstar-TV Guide switched healthcare providers to Aetna for all locations. Unfortunately, we soon discovered that our employees in Massachusetts had significant problems with the coverage provided by Aetna in Massachusetts. There were several problems with AETNA, one of them being that there were not many primary care physicians that accepted this plan in Massachusetts. This problem was severe enough that Gemstar-TV Guide switched back the healthcare plan for the Bedford office to Blue Cross. Our employees here in Bedford are concerned that there will be similar problems if we try to switch from Blue Cross to Aetna again. Would it be possible to maintain medical coverage from Blue Cross for the Bedford office in the future?

A: Macrovision faced a similar situation recently with its acquisition of AMG and decided to keep the original AMG plan in place. If the benefit coverage for a particular geography is not comparable under Macrovision plans, Macrovision will consider leaving the Gemstar-TV Guide plan in place.

c.	Q: Can Gemstar employees who are authorized floating holidays use both floating holidays prior to the close?

A: Yes, so long as authorized by your supervisor. All applicable Gemstar TV Guide policies continue to apply up to the close date of the transaction.

d.	Q: Per the benefits information listed on Macrovision’s website, it appears that both Aetna and Kaiser are offered to employees. Will Kaiser be an option for Hollywood, CA employees?

A: Yes.

e.	Q: What is Macrovision’s short-term disability policy? Is there an elimination period?

A: There is no elimination period in the event of injury resulting in hospitalization. There is a 7-day waiting period in the event of illness, meaning short-term disability benefits would go into affect on the 8th day.

f.	Q: Do we have to re-enroll in Benefits after the close?

A: Once Macrovision determines what date to merge benefits, there will be an enrollment period. It is not known at this time what date benefits will be merged. Gemstar-TV Guide employees will be notified when they will need to reenroll.

g.	Q: Since Macrovision offers an Health Savings Account, can we re-evaluate our 2008 elections for the Flexible Spending Account?

A: Macrovision is researching alternatives to minimize disruption to the combined workforce.

h.	Q: Do my current Flexible Spending Account elections continue without interruption?

A: See answer above.

i.	Q: Who administers the Flexible Spending Account for Macrovision?

A: CKS Employee Benefits Systems in California.

j.	Q: If I terminate as an employee of Macrovision following the mergers, regardless of the reason, do my benefits continue through the end of the month?

A: Under Macrovision’s health plan, if you terminate, regardless of the reason, on any day other than the last day of the month your benefits continue through the end of the month of your employment, with the exception of life insurance, which expires as of midnight on the date of termination.

k.	Q: Will we still have free flu shots?

A: In the past, Macrovision has offered flu shots free of charge for employees and has also allowed dependents to come in for the flu shots for a nominal fee. The amount of the fee changes annually based on the charges to Macrovision.

l.	Q: According to Macrovision’s website regarding life insurance, upon hire and after acceptance by the insurance carrier, employees are automatically enrolled in Macrovision's Group Life Insurance plan. The policy provides a benefit of two times base annual earnings plus $15,000, up to a maximum of $515,000. The same coverage in benefits also applies for accidental death and dismemberment (AD&D). Will Gemstar employees have to go through underwriting on this life insurance?

A: No.

2)	Topic – Tuition Reimbursement

a.	Q: Per Macrovision’s educational assistance details on their web site, will Gemstar employees who are currently enrolled in a degree program need written approval at the time of close to qualify for educational assistance with Macrovision?

A: No, if you are currently enrolled and have been authorized by your current manager, Macrovision will accept that authorization when it comes time for reimbursement.

3)	Topic – Stock Options

a.	Q: Will there be a Gemstar-TV Guide 2008 stock option grant if the deal has not closed prior to the usual grant period?

A: No. Gemstar-TV Guide agreed as part of its merger agreement with Macrovision that it would not issue stock options prior to the close of the transaction.

b.	Q: Can employees purchase Gemstar, Macrovision or both companies’ stock if legal has cleared it?

A: Under Gemstar’s insider trading policy and the federal securities laws, our employees are prohibited from trading in the stock of another company if our employees acquired inside information concerning the other company through their work for Gemstar. Since these matters may be viewed with the benefit of 20/20 hindsight, caution is advised, and employees are advised to seek the advice of their own legal counsel before engaging in any trading if there is any question about whether they possess material non-public information regarding another company. In the context of the pending merger transaction with MVSN, possessing material non-public info about Gemstar itself could be a basis for concern for an employee that trades in either Gemstar or MVSN securities.

4)	Topic - 401k

a.	Q: Up to what percentage of pay does Macrovision presently match for their employees’ 401K plans?

A: Macrovision matches up to 20% of the employee contribution with no limit, other than the IRS limits for the plan. The vesting schedule is over a three year period, with each anniversary date vesting 33.33%. Gemstar-TV Guide employees will receive service credit for the vesting of the Macrovision company match.

b.	Q: If you are fifty years or older and your employer offers “catch-up” contributions for your 401k, you are eligible to contribute additional amounts up to the maximum contribution limit. Will Macrovision offer “catch-up” contributions and, if so, will they match such contributions?

A: Yes and Yes up to the limit described above.

c.	Q: When TV Guide had Vanguard, the 401K offered an “after tax” option to save within the program. When we merged with Tulsa and moved to Merrill Lynch, the “after tax” option was dropped, and subscribers could either withdraw those funds prior the move to Merrill Lynch or let them remain. With ML, no new contributions could be made under the “after tax” area but any “after tax” monies would still be available for withdrawal without penalty (on the contribution portion, since tax was already paid). Does Macrovision provide an “after tax” provision in its 401K program? If not, how will those types of funds be migrated from ML to the new fund?

A: Prior "after-tax" contributions will continue to be treated as they are today at Merrill Lynch. Any earnings on these "after-tax" contributions will continue to grow tax-deferred. You will continue to have the opportunity to withdraw your current "after-tax" contributions without penalty or income taxes. An exciting feature in the Macrovision retirement plan is the Roth 401(k). Upon enrollment into the Macrovision plan, you can specify whether you want your 401(k) contributions to be funded with pre-tax or after-tax dollars. If you elect to contribute with after-tax dollars, earnings will grow tax-deferred and could be withdrawn tax free if certain requirements are met.

d.	Q: Is Macrovision’s employer match subject to a three-year vesting schedule? Is the three years vesting schedule based on 33%, 67%, and 100% or is it a cliff vesting of 100% at the end of three years service?

A: The vesting for Macrovision’s 401(k) match is equally distributed over three years. At the end of year one, 33% is vested, at the end of year two 67% and end of year 3 100%.

5)	Topic – Severance Policy

a.	Q: If my job is eliminated due to the sale, will Macrovision be offering outplacement services? Will health insurance benefits continue during the weeks of severance? Also, will 401k be subtracted from and matched in the severance pay out? If a current Gemstar employee is let go as a result of the Macrovision acquisition, will healthcare benefits provided as part of the severance package (for a period of time) in lieu of COBRA?

A: (1) Yes Macrovision provides outplacement support; (2) No, health insurance benefits generally do not continue during the weeks of severance unless otherwise provided by a written contract, but Macrovision does provide one month of COBRA coverage if the employee enrolls in COBRA; (3) No, 401(k) contributions are only deducted and matched through regular earnings; (4) No, as stated above Macrovision would provide one month of COBRA coverage for the employee from the date of termination.

b.	Q: Will we receive advance notice if we are being laid off prior to or after the sale?

A: Before the close of the transaction, Gemstar intends to continue to operate Gemstar in the ordinary course and we have no intention of severing any employees in connection with the acquisition. As stated above, all Gemstar TV Guide policies continue in effect up to the close date.

After the sale: In the event there are any lay-offs, Macrovision has informed us that it intends to provide notice to affected employees at the earliest possible time. In some cases employees would be notified with a future end date. In other cases employees may be notified within the same week of their end date. This would be managed based on the business needs of the affected organization and legal requirements.

c.	Q: Will there be job eliminations due to the acquisition prior to the Change in Control? If so, which severance policy would be in effect?

A: As noted above, prior to the close of the transaction, Gemstar intends to continue to operate Gemstar in the ordinary course and we have no intention of severing any employees in connection with the acquisition.

Gemstar’s existing severance policy provides that all full time regular U.S. employees with at least one year of service would be entitled to two weeks severance pay for each year of service with a maximum amount of 52 weeks. We will honor our existing severance policy up to the close date. After the close date, the new enhanced severance policy will apply as explained in the prior Q&A.

d.	Q: Will the employees who are eligible for a year’s salary in severance in the event of position elimination be paid out vacation time on top of the one year’s worth of severance?

A: Yes, an employee’s vacation balance as of date of termination of employment would be paid in addition to the severance package.

e.	Q: If a division is sold by Macrovision after they acquire Gemstar-TV Guide, what kind of severance package will be applied by the new company? What assurances can we have, if any, that the current Gemstar-TV Guide’s severance package will be applied at that time?

A: For a period of 12 months following the close of the acquisition, Macrovision has agreed it will honor the Gemstar-TV Guide severance plan.

6)	Topic – Vacation policy

a.	Q: Will there be any changes made to the vacation policy for employees with over 10 years service?

A: For a period of 12 months following the close of the acquisition, Macrovision has agreed that it will provide compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to Gemstar-TV Guide employees immediately prior to the acquisition. After the twelve month period has expired, Macrovision will make a determination as to consistency of policies between the two companies and will of course take into account length of service given the significant length of service for some Gemstar-TV Guide employees.

b.	Q: Will Gemstar accrued sick days, as well as accrued vacation, be carried over to count in Macrovision Flexible Time Off hours?

A: Only your vacation balances will be carried over to Macrovision’s Flexible Time Off balance.

7)	Topic – Immigration and sponsorship

a.	Q: What are Macrovision’s policies with regard to H1-B work visas or Green Card processing and sponsorship?

A: Based on the position, company need and the hiring manager’s willingness to budget for the associated expenses, Macrovision supports both H1-B visas and Permanent Residency processing.

b.	Q: Will Macrovision honor the Green Card applications that TV Guide was planning to file or have already filed with BCIS?

A: See answer above.

c.	Q: For Gemstar’s current visa holders (e.g. H-1B, L-1), will Gemstar-TV Guide keep the same Federal Tax ID number under the new company?

A: Yes, the Gemstar-TV Guide Federal Tax ID number will survive going forward.

8)	Topic – Bonus

a.	Q: In the past, all TV Guide non management employees got a yearly bonus. Per our current policy, bonuses are only reserved for managers and above. Will bonuses be reinstated to ALL employees once Macrovision takes control?

A: For a period of 12 months following the close of the acquisition, Macrovision has agreed that it will provide compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to Gemstar-TV Guide employees immediately prior to the acquisition. Macrovision’s total compensation package includes bonus eligibility for all employees who are not on an incentive plan (i.e., sales personnel or others on a commission or other type of incentive plan). The total cash compensation for Macrovision is competitive with the marketplace. Macrovision will be evaluating the “total cash compensation” of the Gemstar-TV Guide workforce to see how it compares with the total cash compensation in the marketplace to determine if a company-wide employee bonus plan should be adopted going forward.

Q: Will Macrovision honor our 2008 bonus plan for the full year?

A: Yes, Macrovision will honor Gemstar-TV Guide’s 2008 bonus plan as adopted for the full year and will not pro-rate any bonuses based on the close date or termination of employment prior to the date for payment of any bonus under the 2008 bonus plan. However, with respect to the economic component, the corporate and business unit targets will be reviewed post close.

9) Topic – Tuition Reimbursement

a.	Q: Does Macrovision have a repayment provision on the tuition program? If so, what is it?

A: Yes, if an employee voluntarily leaves Macrovision within one year after having been reimbursed for tuition there is a formula for prorated repayment.

10)	Topic – Miscellaneous

a.	Q: Gemstar-TV Guide’s employment reference policy is to only verify titles, salary and dates of employment unless there is written authorization from the Vice President of HR. Does Macrovision have an employment reference policy and will supervisors be given any guidance on providing an employment reference for Gemstar employees who will be laid-off due to the sale?

A: Macrovision’s policy is the same as Gemstar-TV Guide’s. If a previous employee signs a release to provide additional information Macrovision will honor those requests but will ask for specifics as to what the employee is willing to have Macrovision release.

b.	Q: Will we be able to continue to use the NewsCorp gym facility in NY once the deal has been finalized?

A: We are currently looking into this and will update all New York employees once we have an answer.

c.	Q: Does Macrovision offer any gym discounts?

A: Macrovision reimburses employees on a monthly basis for 50% of the employee’s monthly membership fee up to a maximum of $300 each year.

d.	Q: Will the Bagel Fridays go away after the deal has closed?

A: No, Bagel Fridays are a good thing!

e.	Q: Will TVG be sold prior to the deal closing or will TVG transition to Macrovision and then wait to be sold again? Will any of the TVG offices be closed or moved?

A: The merger agreement with Macrovision is to acquire the entire Gemstar-TV Guide business. No decisions have yet been made about the future structure of the organization. The organization design is being worked on by Macrovision and Gemstar-TV Guide executives.

f.	Q: Does Macrovision have a drug testing policy?

A: Macrovision currently does not conduct any drug testing but because customers may require them, Macrovision reserves the right to require them in the future.

g.	Q: Will there be a new dress code?

A: No, business as usual. Macrovision does expect employees who interact with customers or external providers to dress appropriately…”shirts and shoes required for all.”

h.	Q: Does Macrovision have a service award program?

A: Yes, however given the years Gemstar-TV Guide has been in business, Macrovision will need to evaluate what to offer for employees with more than 20 years of service. At this time, Macrovision’s service awards are: 5 years = $250, plus desk ornament; 10 years = $500, plus desk ornament; 15 years = $750, plus desk ornament and 20 years = $1000, plus desk ornament.

i.	Q: After the close, will we still use Kronos as our time keeping system?

A: No decision has been made at this time on the time keeping system. At some point following the closing of the transaction, all employees will be migrated to the same time keeping system.

j.	Q: Will we still have GuidePost or does Macrovision have its own employee intranet?

A: Macrovision does have an employee Intranet and is suitably impressed with GuidePost. Macrovision will look at the best integration of an internal employee communication Intranet following the close of the transaction.

k.	Q: Will expenses continue to be processed through Concur software?

A: Macrovision uses Oracle for expense processing. As the integration planning teams from both companies evaluate systems integration this is one of the areas that will be explored. It is expected that all employees will end up on the same system but at this time no selection has been made as to which one.

l.	Q: Will we still use Oracle software for purchasing?

A: Macrovision also uses Oracle for purchasing, and the integration planning teams from both companies will be determining how best to proceed.

m.	Q: What happens if the deal falls through?

A: We cannot speculate on this question. Both companies believe that their investors will recognize the merger provides a compelling opportunity for the combined company to address the emerging needs of the digital home.

n.	Q: Will my title change?

A: Decisions have not been made at this time. Most likely titles will remain the same for an initial period of time. As organizations evaluate whether or not to reorganize it is possible that a reorganization could result in a title change.

o.	Q: Certain offices are eligible for a commuter benefits such as transit checks in NY and PA. Does Macrovision offer any type of pre-tax or other type of commuter benefits?

A: Yes, Macrovision offers a pre-tax commuter program up to $105 per month.

p.	Q: How does Macrovision cover any educational training (e.g. Master programs) or Certifications etc?

A: If an employee enrolls in an accredited institution for a graduate or undergraduate degree program, Macrovision will reimburse up to $5,250 per year. The coursework needs to be completed with a “B” grade or better. For certifications or other training outside an accredited institution, managers may authorize reimbursements to employees through the employee reimbursement process (expense reports) as long as the manager supports the program and believes it is related to the job the employee is performing or expected to perform. The manager needs to budget for this expense so it is important for managers to conduct at least an annual development discussion with their employees to determine the best development plan to meet the employee and company needs.

q.	Q: Does Macrovision offer any training and development programs to employees? Is there an Organizational Development department within Macrovision?

A: Yes, Macrovision has a curriculum that covers both employee and manager training. Current courses offered are listed below:

•	ALL EMPLOYEES (Required)

–	New Hire Orientation

–	Preventing Harassment in the Workplace

–	Diversity in the Workplace

–	Compliance Training

•	MANAGERS (Required)

–	Leading @ MVSN

–	Managing @ MVSN: Policies and Procedures

–	Managing Performance @ MVSN

–	Managing Compensation @ MVSN

–	Finding the Balance: Legal Side of Mgmt

•	MANAGERS (Electives):

•	Change Management

•	Motivating and Retaining Talent

•	Behavioral Interviewing

•	Enhancing Team Performance

•	ALL EMPLOYEES, Includes Managers (Electives):

•	Managing Your Performance

•	Understanding Your Pay

•	Living the Values

•	Managing Your Future

•	Communicating for Results

r.	Q: What benefits does Macrovision extend to military members, beyond USERRA?

A: A military training leave is generally a paid leave of absence up to a maximum of two weeks and all benefits continue to accrue. After the initial two weeks, then the leave becomes unpaid and all benefits accrual will be suspended until the employee returns to full-time employment with Macrovision.

s.	Q: For an employee that left the company, but returned within the one year window which allowed them to maintain their years of service of 20 years, which date would be considered the hire date for any severance pay and/or vacation accrual. Would it be the original hire date, or the hire date when the employee returned to the company after being gone for less than the one year?

A: Macrovision will honor the original “adjusted” hire date per Gemstar-TV Guide’s policy.

t.	Q: Will $1000 medical reimbursement policy apply only to over-the-counter medicine or it will also apply to paid deductibles?

A: Macrovision’s Flexible Spending Plan covers office visit co-payments and deductibles, dental deductibles, prescription co-payments in addition to over-the-counter medications. This answer is qualified in its entirety to the Summary Plan Description for the Macrovision Flex Plan, a copy of which will be made available to Gemstar-TV Guide employees at the appropriate time.

QUESTIONS FROM OUR LUXEMBOURG AND HONG KONG LOCATIONS

1.	Organization

a.	How will the merge/acquisition affect the Europe/CE organization? Will we stay regionally based? Who will we report to?

A: No decisions have been yet made on organizational structure. These questions are being evaluated with the Gemstar-TV Guide executives to determine the appropriate structure following the close of the transaction.

b.	Is there any plan to merge departments with Macrovision such as HR / IP / Sales / Marketing / Product Planning? What would be the impact on Gemstar’s current organization?

A. As noted above, no decisions have yet been made on organizational structure. It is expected that the General & Administrative (G&A) functions will be merged following the close of the transaction, but no decision on the specifics has been made at this time.

2.	Strategy

a.	Is there any plan to divest TV Guide? Macrovision business is patent related like Gemstar and TV Guide is a magazine. Those are really different businesses and TV Guide would probably impact Macrovision bottom line.

A: Macrovision’s vision for the new combined company is to be a leading enabler of the digital home entertainment experience. To fulfill this vision, the company needs assets and expertise that include content, data, and technology solutions. Macrovision will be conducting an in-depth analysis of all of Gemstar-TV Guide’s business units, and this process will help determine the strategic direction for the combined company.

b.	How will Macrovision integrate the GUIDE inside their product line?

A. Specific product integration plans will not be made until the close of the transaction.

c.	What will be the new mission/vision of the new combined company?

A: Our mission will be to become the leading infrastructure provider to content producers, distribution channels, and device manufacturers enabling them to provide end consumers a compelling digital media experience. Specifically to enable the end users to discover, acquire, manage and enjoy digital content anytime, anywhere.

d.	It appears as though Macrovision’s stock price is perceived to be weakened by Gemstar acquisition. How will Macrovision try to prevent a takeover by a bigger company?

A: Macrovision cannot comment on this question and, as a general matter, does not comment on its stock price or any rumors that may relate to mergers and acquisitions.

3.	Stocks

a.	Will Macrovision buy the shares at $6.35 in cash? Will there be any stock option plan scheduled to retain employees in the new organization?

A. Each outstanding share of Gemstar-TV Guide will be converted into the right to receive per share consideration of either $6.35 in cash or 0.2548 shares of a new holding company, subject to proration. The new holding company will have stock option plans and the Board of Directors and management of the holding company will evaluate the use of such plans and any specific option grants post-closing.

Macrovision Solutions Corporation has filed a Registration Statement on Form S-4 (Registration No. 333-148825) containing a preliminary joint proxy statement-prospectus regarding the proposed transaction and other documents regarding the proposed transaction described in this document with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS AND SUCH OTHER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to stockholders of each of Gemstar-TV Guide and Macrovision seeking their approval of matters in connection with the transaction. Investors and stockholders may obtain a free copy of the joint proxy statement-prospectus (when available) and other documents filed by Macrovision Solutions, Macrovision and Gemstar-TV Guide with the Securities and Exchange Commission at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission incorporated by reference in the joint proxy statement/prospectus, such as annual, quarterly and special reports, and other information, directly from Macrovision by directing a request to Macrovision Investor Relations at 408-969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor Relations at 323-817-4600.

Each company’s directors and executive officers and other persons may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 20, 2007 and information regarding Gemstar-TV Guide’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on April 10, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.